FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of October, 2005

Commission File No. 1-9987


                     B + H O C E A N C A R R I E R S L T D.
                     --------------------------------------
                 (Translation of registrant's name into English)


                          3rd Floor, Par La Ville Place
                              14 Par-La-Ville Road
                             Hamilton HM JX Bermuda
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X  Form 40-F
                                      ---         ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes    No X
                                      ---   ---

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a Press Release issued by the Company on October 17, 2005 announcing that its Board of Directors has authorized a stock repurchase and that it has agreed to refinance its $102,000,000 loan facility.

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                        B+H Ocean Carriers, Ltd.
                                                        ------------------------

Date     October 17, 2005                            By: /s/ Michael S. Hudner
    -------------------------                           ------------------------
                                                        Chief Executive Officer

FOR IMMEDIATE RELEASE
October 17, 2005



   B+H OCEAN CARRIERS AUTHORIZES STOCK REPURCHASE AND REFINANCES LOAN FACILITY


NEW YORK, NEW YORK - October 17, 2005 -- B+H Ocean Carriers Ltd. (Amex: BHO) today announced that its board of directors authorized the company to repurchase up to 10% of its common shares. BHO said it plans to buy shares on the open market from time to time, depending on market conditions.

The Company also announced that it had received a commitment to refinance its $102,000,000 term loan facility and replace it with a $138,000,000 revolving term loan facility, subject to completion of definitive documentation and closing. The additional funds would be applied toward the financing of the Company's recent acquisition of M/V ROGER M JONES and the acquisition of M/T CHALLENGE EXPRESS (to be renamed SAGAMORE) scheduled for delivery within 2005. The Company said its borrowing cost (for the new loan and for its other loan) had been significantly reduced. It also said that it had negotiated a suspension of the Loan-to-Value covenant for the next three years reflecting the fixed rate employment of its vessels. The Company expects to complete the refinancing by the end of October, 2005, subject to the usual risks of finalizing definitive documentation and closing.

About  B+H Ocean Carriers Ltd.

     The Company is engaged in the business of owning and operating product tankers and combination carriers. The Company intends to continue its vessel acquisition program to expand its presence in its two current sectors of the tanker market: combination carriers capable of transporting both wet and dry bulk cargoes, and refined petroleum product carriers; however, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all. The Company currently owns a fleet of six Medium Range product tankers and five Combination Carriers, and expects to complete the acquisition of a Panamax tanker (M/T SAGAMORE), by the end of 2005. All of the Company's ships are fixed on long-term time charters which varied in original length of term from one to five years.

Safe Harbor Statement

     Certain statements contained in this press release, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," and words of similar import, constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company's financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those

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set forth in the  Company's  Annual Report and filings with the  Securities  and
Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.




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For further  information,  including  the  Company's  Annual Report on Form 20F, access the Company's website: www.bhocean.com

Company Contact:           John LeFrere
                           917.225.2800












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